UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                      Biopack Environmental Solutions Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   855153 10 2
                                 (CUSIP Number)

                                 c/o Albert Oung
                      16th Floor, The Chinese Bank Building
                            61 Des Voeux Road Central
                                    Hong Kong
                                 (852) 2877-3886
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  with copy to:
                             Steven C. Nelson, Esq.
                                Dorsey & Whitney
                          Suite 3008, One Pacific Place
                                  88 Queensway
                                    Hong Kong

                                 March 27, 2007
             (Date of Event Which Requires Filing of this Statement)

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                                                                    Page 2 of 10

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

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                                                                    Page 3 of 10

CUSIP No. 386490 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Cheng Hai Oung
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_| (1)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong S.A.R.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        93,960,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    93,960,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,960,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

CUSIP No. 386490 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Good Value Galaxy Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_| (1)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        75,600,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    75,600,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,600,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

CUSIP No. 386490 10 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Joyful Services Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_| (1)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        18,360,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    18,360,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,360,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) The reporting person is filing this Schedule 13D in a joint filing with the other reporting persons named in this Schedule pursuant to Rule 13d-1(k)(l).

Item 1. Security and Issuer:

This Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock"), of Biopack Environmental Solutions Inc., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

Item 2. Identity and Background:

      (a) - (c)   This Statement is being jointly filed by (i) Good Value Galaxy
                  Limited ("Good Value") and Joyful Services Limited ("Joyful
                  Services") by virtue of their respective direct ownership of Common Stock of the Issuer, and (ii) Mr. Cheng Hai Oung by virtue of his indirect ownership of Common Stock of the Issuer. Good Value, Joyful Services and Mr. Oung are collectively the "Reporting Persons" and individually, a "Reporting Person."

                  Good Value is a limited company organized under the laws of the British Virgin Islands with its principal office at 16/F, The Chinese Bank Building, 61 Des Voeux Road Central, Hong Kong. Its sole director is Mr. Albert Oung.

                  Joyful Services is a limited company organized under the laws of the British Virgin Islands with its principal office at 16/F, The Chinese Bank Building, 61 Des Voeux Road Central, Hong Kong. Its sole director is Mr. Albert Oung.

                  Mr. Cheng Hai Oung is a businessman whose principal business address is at 16/F, The Chinese Bank Building, 61 Des Voeux Road Central.

      (d) - (e)   During the last five years, neither Good Value, Joyful
                  Services nor Mr. Cheng Hai Oung have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

      (f)         Mr. Cheng Hai Oung is a citizen of Hong Kong S.A.R.

Item 3. Source and Amount of Funds or Other Consideration:

On March 27, 2007, Good Value and Joyful Services acquired 75,600,000 and 18,360,000 shares of Common Stock, respectively, in a share exchange transaction consummated pursuant to a

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                                                                    Page 7 of 10

share exchange agreement (the "Share Exchange Agreement"), dated as of January 5, 2007, by and among Roots Biopack Group Limited ("Roots"), its stockholders, Good Value, Joyful Services, Legend View Holdings Ltd. and Erich Muller Holding AG (collectively, the "Roots Stockholders"), Star Metro Corp. (now known as Biopack Environmental Solutions Inc., the Issuer), Ricky Chiu and Eddie Chou. Pursuant to the Share Exchange Agreement, the Issuer acquired from the Roots Stockholders all of the issued and outstanding shares of Roots held by the Roots Stockholders in exchange for 90,000,000 shares of Common Stock issued by the Issuer and the transfer of 7,500,000 shares of Common Stock from Eddie Chou and 10,500,000 shares of Common Stock from Ricky Chiu.

Item 4. Purpose of Transaction:

The purpose of the share exchange transaction consummated pursuant to the Share Exchange Agreement was to acquire a controlling interest in the Issuer in order to focus the Issuer on Root's business of producing biodegradable food containers and packaging products and to create a stronger vehicle for future expansion.

Good Value and Joyful Services, the holders a majority of the voting control of the Issuer, have adopted on May 7, 2007 resolutions to (i) appoint Messrs. Albert Oung and Patrick Oung to fill the existing vacancies on the Issuer's board of directors, and (ii) amend and restate the bylaws of the Issuer.

Item 5. Interest in Securities of the Issuer:

      (a) According to the Form 10-K filed by the Issuer with the SEC on April 17, 2007, as of March 30, 2007, the Issuer had issued and outstanding 173,821,159 shares of Common Stock. Based on this information, the Reporting Persons beneficially own in the aggregate approximately 54.1% of the issued and outstanding Common Stock. As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 93,960,000 shares of Common Stock.

      (b) As of the date of this Statement, Joyful Services is the direct beneficial owner of the 18,360,000 shares of Common Stock. Joyful Services and Mr. Cheng Hai Oung, as the sole shareholder of Joyful Services, have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares of Common Stock.

                  Good Value is the direct beneficial owner of 75,600,000 shares of Common Stock. Good Value and Mr. Cheng Hai Oung, as the sole shareholder of Good Value, have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares of Common Stock.

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                                                                    Page 8 of 10

      (c) Other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

      (d)         Not applicable.

      (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such person and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

--------------------------------------------------------------------------------
Exhibit 1 Joint Filing Agreement among Good Value, Joyful Services and Mr. Cheng Hai Oung

--------------------------------------------------------------------------------
Exhibit 99.1 Share Exchange Agreement, dated as of January 5, 2007, by and among Roots Biopack Group Limited, Good Value, Joyful Services, Legend View Holdings Ltd., Erich Muller Holding AG, the Issuer, Ricky Chiu and Eddie Chou (incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2007)
--------------------------------------------------------------------------------

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                                                                    Page 9 of 10

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007

                                                GOOD VALUE GALAXY LIMITED


                                                By: /s/ Albert Oung
                                                    ----------------------------
                                                Name: Albert Oung
                                                Title:   Director


                                                JOYFUL SERVICES LIMITED


                                                By: /s/ Albert Oung
                                                    ----------------------------
                                                Name: Albert Oung
                                                Title:   Director


                                                By: /s/ Cheng Hai Oung
                                                    ----------------------------
                                                Name: Cheng Hai Oung

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the Common Stock of Biopack Environmental Solutions Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date: May 16, 2007

                                                GOOD VALUE GALAXY LIMITED


                                                By: /s/ Albert Oung
                                                    ----------------------------
                                                Name: Albert Oung
                                                Title:   Director


                                                JOYFUL SERVICES LIMITED


                                                By: /s/ Albert Oung
                                                    ----------------------------
                                                Name: Albert Oung
                                                Title:   Director


                                                By: /s/ Cheng Hai Oung
                                                    ----------------------------
                                                Name: Cheng Hai Oung